SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Subject Company)

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.10 per share (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each representing two Ordinary Shares of Advanced Accelerator

Applications S.A., par value €0.10 per share
(Title of Class of Securities)

00790T100 (ADSs)
(CUSIP Number of Class of Securities)

Heinz Mäusli

Advanced Accelerator Applications S.A.

20 rue Diesel

01630 Saint Genis Pouilly, France

+33 (0)4 50 99 30 70

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

William H. Aaronson

John G. Crowley

Yasin Keshvargar

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission on December 7, 2017 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (the “Company”).  The Schedule 14D-9 relates to the tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland, to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, a “Company Share,” and collectively, the “Company Shares”), including Company Shares represented by American Depositary Shares (each of which represents two Company Shares) (each, an “ADS,” and collectively, the “ADSs”), of the Company, for U.S. $41.00 per Company Share and U.S. $82.00 per ADS, in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used, but not defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements

Item 3(a) (“Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first paragraph under the heading “Company Shares and ADSs Held by Senior Management and Directors of the Company”:

“The following table sets forth the number of Company Shares not represented by ADSs and ADSs owned by each member of the Company Board and the Company’s senior management as of December 5, 2017 and the cash consideration that each member of the Company Board and the Company’s senior management would be entitled to receive in respect of such Company Shares not represented by ADSs and ADSs in connection with the Offer.

Name	Number of Company Shares Not Represented by ADSs	Number of ADSs		Total Consideration for Company Shares Not Represented by ADSs and ADSs (gross amount)(1)(2)

Senior Management
Stefano Buono	0	2,293,050		$188,030,100
Gérard Ber	0	613,300		$50,290,600
Heinz Mäusli	0	256,023		$20,993,886

Non-Employee Directors
Claudio Costamagna	0	525,000	(3)	$43,050,000
Christine Mikail Cvijic	0	1,000		$82,000
Kapil Dhingra	37,500	0		$1,537,500
Steve Gannon	0	22,750		$1,865,500
Christian Merle	0	1,000		$82,000
François Nader	0	1,000		$82,000
Leopoldo Zambeletti	0	60,225		$4,938,450
Total	37,500	3,773,348		$310,952,036

(1) In addition, for consideration from Company share options and warrants, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Treatment of Stock Options and Warrants”.

(2) In addition, for entitlements under the Letter Agreements, Employment Agreements and Retention Plan, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Compensation Arrangements Entered Into in Connection with the Offer — Executive Officer Arrangements Effective Upon the Offer Acceptance Time”, “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements with Executive Officers” and “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Compensation Arrangements Entered Into in Connection with the Offer — Retention Plan Effective Upon the Offer Acceptance Time”.

(3) Consists of (i) 325,000 ADSs directly held by Mr. Costamagna and (ii) 200,000 ADSs held by CC & Soci S.r.l.  Mr. Costamagna is the chairman of the board of, and owns 90% of, CC & Soci S.r.l.”

Item 3(a) (“Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the third paragraph under the heading “Treatment of Stock Options and Warrants”:

“The following table sets forth information regarding the Company stock options and warrants held by each member of the Company Board and the Company’s senior management as of December 5, 2017, including the total cash consideration payable with respect to Company Shares issuable upon exercise of each individual’s stock options and/or warrants, assuming such individual were to tender all such Company Shares pursuant to the Offer (including in the Subsequent Offer Period), and the acceptance of such Company Shares for purchase by the Purchaser.

Name	Number of Company Share Options	Total Consideration for Company Share Options (net amount)	Number of Company Warrants	Total Consideration for Company Warrants (net amount)	Total Consideration for Company Share Options and Company Warrants (net amount)(1)(2)

Senior Management
Stefano Buono	440,000	$11,942,784	0	$0	$11,942,784
Gérard Ber	365,000	$9,897,320	0	$0	$9,897,320
Heinz Mäusli	330,000	$8,957,088	0	$0	$8,957,088

Non-Employee Directors
Claudio Costamagna	0	$0	0	$0	$0
Christine Mikail Cvijic	0	$0	0	$0	$0
Kapil Dhingra	0	$0	40,000	$903,208	$903,208
Steve Gannon	0	$0	10,000	$237,956	$237,956
Christian Merle	0	$0	52,500	$1,176,345	$1,176,345
François Nader	0	$0	50,000	$1,189,780	$1,189,780
Leopoldo Zambeletti	0	$0	0	$0	$0
Total	1,135,000	$30,797,192	152,500	$3,507,289	$34,304,481

(1) In addition, for consideration from Company Shares and ADSs, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Company Shares and ADSs Held by Senior Management and Directors of the Company”.

(2) In addition, for entitlements under the Letter Agreements, Employment Agreements and Retention Plan, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Compensation Arrangements Entered Into in Connection with the Offer — Executive Officer Arrangements Effective Upon the Offer Acceptance Time”, “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements with Executive Officers” and “Item 3. Past Contracts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Compensation Arrangements Entered Into in Connection with the Offer — Retention Plan Effective Upon the Offer Acceptance Time”.”

Item 3(a) (“Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the paragraph under the heading “Compensation Arrangements Entered Into in Connection with the Offer — Retention Plan Effective Upon the Offer Acceptance Time”:

“Heinz Mäusli has been designated as a key employee under the Retention Plan and will be eligible to receive a retention payment in an amount equal to six months of his base salary, which will be payable, subject to continued employment, six months after the Offer Acceptance Time.”

Item 8.  Additional Information

Item 8(f) (“Additional Information — Forward-Looking Statements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph with the following:

“This Statement contains forward-looking statements, including regarding the Management Projections and statements regarding the expected consummation of the Offer, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Offer (such as the Minimum Condition and the Regulatory Approvals); the possibility that the transaction will not be completed and other risks and uncertainties discussed in the Company’s public filings, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, as amended, and the IFRS Consolidated Interim Financial Statements on Form 6-K for the nine months and three months ended September 30, 2017 and 2016, as well as the tender offer documents filed with the SEC by Purchaser and this Statement.  The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of their dates, and the Company undertakes no obligation to update any forward-looking statement except as required by law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Heinz Mäusli
	Name:	Heinz Mäusli
	Title:	Chief Financial Officer

Dated:       December 22, 2017